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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          FREEPORT-MCMORAN SULPHUR INC.
                                (Name of Issuer)



                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)



                                   356 71 R104
                                 (CUSIP Number)



                                 THOMAS O. HICKS
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                    Copy to:

                               MICHAEL D. WORTLEY
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 220-7732


                                 AUGUST 31, 1998
     (Date of Event which Requires Filing of this Statement on Schedule 13D)


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


CUSIP NO. 356 71 R104                              Schedule 13D                       Page 2 of 7


-------------------------------------------------------------------------------------------------
           1        Name of Reporting Person, S.S. or I.R.S. Identification No. of
                    Above Person

                                              HM 4 FSC, L.P.
------------------- -----------------------------------------------------------------------------
           2        Check the appropriate box if a member of a group                     (a)  |_|
                                                                                         (b)  |_|
------------------- -----------------------------------------------------------------------------
           3        SEC Use Only

------------------- -----------------------------------------------------------------------------
           4        Source of Funds
                                                    AF
------------------- -----------------------------------------------------------------------------
           5        Check Box if Disclosure of Legal Proceedings is Required                  |_|
                    Pursuant to Items 2(d) or 2(e)
------------------- -----------------------------------------------------------------------------
           6        Citizenship or Place of Organization
                                              State of Texas
----------------------- -------------------------------------------------------------------------
Number of Shares        7                            Sole Voting Power
                                                         0
                        -------------------------------------------------------------------------
Beneficially            8                            Shared Voting Power
Owned                                                1,171,900
                        -------------------------------------------------------------------------
by Each Reporting       9                            Sole Dispositive Power
                                                         0
                        -------------------------------------------------------------------------
Person With             10                           Shared Dispositive Power
                                                     1,171,900
----------------------- -------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     1,171,900
----------------------- -------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                |_|
                        Certain Shares
----------------------- -------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                      12.03%
----------------------- -------------------------------------------------------------------------
          14            Type of Reporting Person
                                                        PN
----------------------- -------------------------------------------------------------------------


CUSIP NO. 356 71 R104                              Schedule 13D                           Page 3 of 7

-----------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                              Hicks, Muse Fund IV LLC
----------------------- -----------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                     (a)  |_|
                                                                                             (b)  |_|
----------------------- -----------------------------------------------------------------------------
           3            SEC Use Only

----------------------- -----------------------------------------------------------------------------
           4            Source of Funds
                                                        AF
----------------------- -----------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                  |_|
                        Pursuant to Items 2(d) or 2(e)
----------------------- -----------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  State of Texas
----------------------- -----------------------------------------------------------------------------
Number of Shares        7                            Sole Voting Power
                                                         0
                        -----------------------------------------------------------------------------
Beneficially            8                            Shared Voting Power
Owned                                                1,171,900
                        -----------------------------------------------------------------------------
by Each Reporting       9                            Sole Dispositive Power
                                                         0
                        -----------------------------------------------------------------------------
Person With             10                           Shared Dispositive Power
                                                     1,171,900
----------------------- -----------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     1,171,900
----------------------- -----------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                    |_|
                        Certain Shares
----------------------- -----------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                      12.03%
----------------------- -----------------------------------------------------------------------------
          14            Type of Reporting Person
                                                        OO
----------------------- -----------------------------------------------------------------------------


CUSIP NO. 356 71 R104                              Schedule 13D                    Page 4 of 7


----------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                                  Thomas O. Hicks
----------------------- ----------------------------------------------------------------------
           2            Check the appropriate box if a member of a group              (a)  |_|
                                                                                      (b)  |_|
----------------------- ----------------------------------------------------------------------
           3            SEC Use Only

----------------------- ----------------------------------------------------------------------
           4            Source of Funds
                                                        AF
----------------------- ----------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required           |_|
                        Pursuant to Items 2(d) or 2(e)
----------------------- ----------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  State of Texas
----------------------- ----------------------------------------------------------------------
Number of Shares        7                            Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------
Beneficially            8                            Shared Voting Power
Owned                                                1,171,900
                        ----------------------------------------------------------------------
by Each Reporting       9                            Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------
Person With             10                           Shared Dispositive Power
                                                     1,171,900
----------------------- ----------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     1,171,900
----------------------- ----------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes             |_|
                        Certain Shares
----------------------- ----------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                      12.03%
----------------------- ----------------------------------------------------------------------
          14            Type of Reporting Person
                                                        IN
----------------------- ----------------------------------------------------------------------

                               Schedule 13D                        Page 5 of 7

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of Freeport-McMoRan Sulphur Inc., a Delaware corporation (the "Company). The address of the Company's principal executive offices is 1615 Poydras Street, New Orleans 70112.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) through (f)

         This Schedule 13D is being filed by HM 4 FSC, L.P., a Texas limited partnership (the "Purchaser"), Hicks, Muse Fund IV LLC, a Texas limited liability company ("HM IV"), and Thomas O. Hicks, a United States citizen ("Hicks"). Purchaser, HM IV and Hicks are collectively referred to herein as the "Reporting Persons."

         HM IV is the general partner of the Purchaser. Hicks is the sole member of HM IV. The Purchaser is a newly formed limited partnership whose principal business is purchasing, acquiring, holding, voting, and selling or otherwise disposing of capital stock and stock equivalents of the Company (see Item 4). The Purchaser is the successor by merger to HMFSC LLC, a Texas limited liability company, the sole member of which was HM IV, which acquired the 1,171,900 shares of Common Stock (the "Shares") that are the subject of this report on August 31, 1998 and was merged with and into the Purchaser on September 10, 1998. References to the activities of the Purchaser in this report include the activities of HMFSC LLC prior to September 10, 1998.

         The principal business and office address of each Reporting Person is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Hicks is a controlling person, the Chairman of the Board and Chief Executive Officer of Hicks, Muse, Tate & Furst Incorporated ("HMT&F"), a private investment firm specializing in acquisitions, recapitalizations and other principal investing activities.

         None of the Reporting Persons, during the last five years, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Purchaser utilized a loan of $10,511,943 from Hicks, Muse & Co. Partners, L.P., a Texas limited partnership that is an affiliate of the Purchaser ("HMCo"), to purchase the 1,171,900 shares of Common Stock beneficially owned by the Purchaser and pay related fees and expenses. HMCo obtained the funds loaned to the Purchaser from its working capital. The Purchaser intends to repay the loan from HMCo within the next 30 days with capital contributions from its partners.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The purpose of the acquisition of the Shares was to implement the Reporting Persons' plan to obtain a substantial, but not majority, investment interest in the Company.

                  (a) The Reporting Persons may purchase additional shares of Common Stock in open market or private transactions from stockholders of the Company. The Reporting Persons also may offer to purchase additional shares of Common Stock or Common Stock equivalents directly from the Company at prices and upon such other terms as may be negotiated by the Reporting Persons and the Company. It is the present intention of the Reporting Persons that any additional shares of Common Stock or Common Stock equivalents of the Company acquired by the Purchaser, when added to the Shares, would not constitute on a fully-diluted basis a majority ownership interest in the outstanding shares of Common Stock.

                               Schedule 13D                        Page 6 of 7

                 (b), (c), (d), (e), (f), (g), (h), (i) and (j) Except for the
Reporting Persons present intention to vote the Shares in favor of the proposed merger of the Company with and into Brimstone LLC pursuant to the terms of that certain Agreement and Plan of Mergers dated as of August 1, 1998 by and among McMoran Exploration Co., McMoran Oil and Gas Co., MOXY LLC, the Company and Brimstone LLC, the Reporting Persons have no plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present board of directors or management of the Company, (iv) any material change in the present capitalization or dividend policy of the Company, (v) any other material change to the Company's business or corporate structure, (vi) any changes in the Company's certificate of incorporation or bylaws or, subject to the matters discussed in paragraphs (a) and (d) of this Item 4, other actions which may impede the acquisition or control of the Company by any person, (vii) the Common Stock ceasing to be authorized to be quoted on the NASDAQ National Market System, (viii) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (ix) any action similar to any of the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b) The Purchaser is the record owner of 1,171,900 shares of Common Stock, or 12.03% of the outstanding shares of Common Stock. As a result of the relationship of Hicks to HM IV and of HM IV to the Purchaser, each Reporting Person may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the Shares. Hicks and HM IV each disclaim beneficial ownership of the Shares.

                  (c) Within the last 60 days, the Purchaser acquired the number of the Shares indicated, on the date, for the per share price and in the manner indicated as follows:


   NUMBER                               PRICE
 OF SHARES      DATE ACQUIRED       PER SHARE($)(1)           MANNER
 ---------      -------------       ---------------     --------------------
  609,388      August 31, 1998          $9.00           open market purchase

  562,512      August 31, 1998         $8.9375          open market purchase

--------------------
(1)      Inclusive of brokerage commissions or dealer mark-ups.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         99.1     Power of Attorney for Thomas O. Hicks.  (Filed as Exhibit
                  99.5 to Schedule 13D regarding Coho Energy, Inc. filed with the Securities and Exchange Commission on May 20, 1998 and incorporated herein by reference.)

         99.2 Joint Filing Agreement, dated September 10, 1998, among HM 4 FSC, L.P., Hicks, Muse Fund IV LLC, and Thomas O. Hicks.

                               Schedule 13D                        Page 7 of 7

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 10, 1998               HM 4 FSC, L.P.
                                         By:  Hicks, Muse Fund IV LLC, its sole
                                              general partner



                                            By:  /s/ MICHAEL D. SALIM
                                               --------------------------------
                                            Name:    Michael D. Salim
                                            Title:   Chief Financial Officer and
                                                     Senior Vice President


Dated:  September 10, 1998               HICKS, MUSE FUND IV LLC



                                         By:  /s/ MICHAEL D. SALIM
                                            -----------------------------------
                                         Name:    Michael D. Salim
                                         Title:   Chief Financial Officer and
                                                  Senior Vice President


Dated:  September 10, 1998               THOMAS O. HICKS


                                          /s/ DAVID W. KNICKEL
                                         --------------------------------------
                                         By:  David W. Knickel, Attorney-in-Fact

                                  Schedule 13D

                                  EXHIBIT INDEX



         99.1 Power of Attorney for Thomas O. Hicks. (Filed as Exhibit 99.5 to Schedule 13D regarding Coho Energy, Inc. filed with the Securities and Exchange Commission on May 20, 1998 and incorporated herein by reference.)

         99.2 Joint Filing Agreement, dated September 10, 1998, among HM 4 FSC, L.P., Hicks, Muse Fund IV LLC, and Thomas O. Hicks.